P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

March 26, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:	Pre-Effective Amendment No. 1 to the Registration Statement for
Transamerica Series Trust on behalf of File No. 333-186723

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Transamerica Series Trust (the “Trust”) and the Trust’s principal underwriter, Transamerica Capital, Inc., hereby respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on behalf of the Trust, filed on March 25, 2013, be accelerated so that it will become effective on March 26, 2013, or as soon thereafter as practicable.

The Trust and Transamerica Capital, Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

If you have any questions or comments, please call the undersigned at (727) 299-1821.

/s/ Dennis P. Gallagher

Dennis P. Gallagher

Vice President, General Counsel and Secretary

Transamerica Series Trust

Transamerica Series Trust’s Principal Underwriter hereby joins in the above request.

/s/ Dennis P. Gallagher

Dennis P. Gallagher

Assistant Vice President

Transamerica Capital, Inc.

cc: Mark Cowen

U.S. Securities and Exchange Commission